
March 14, 2013

<u>**Via Email**</u>
K. Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation
1211 Avenue of the Americas
New York, NY 10036

Re: News Corporation
      Revised Preliminary Proxy Statement filed on Schedule 14A
      Filed on March 8, 2013
      File No. 001-32352

Dear Mr. Murdoch:

We have limited our review of your filing to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe revision is appropriate, please tell us why in your response.

After reviewing any revisions to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 2, page 11

1. We note the revisions made in response to comments 2 and 3 from our letter dated January 16, 2013. We further note statements indicating that the adoption of Proposal No. 2 "would grant the Board the flexibility to effectuate certain separation transactions in a manner that would be expedient, efficient and in the best interests of Parent and [your] stockholders," would "allow for the intended tax treatment in the proposed Separation" and would "lead to structuring efficiencies." Please more specifically explain the benefits of structuring the distribution in the manner described and why the intercompany arrangements are necessary to facilitate those benefits.

2. Clarify that the Parent Common Stock exchanged for the shares of New News Corporation stock will not have any voting rights and have no dilutive effect on the

holdings of public shareholders.

3. Explain why the Board does not cancel the Subsidiary-owned Shares prior to the separation, and why the Company's subsidiaries holds shares in the Parent Company.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Amy Freed, Esq.
        Hogan Lovells